January 25, 2007

Lou R. Kling, Esq.
Howard L. Ellin, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

> **Re:** **Registration Statement on Form S-4**
> **File No. 333-140001**
> **Schedule TO-T; File No. 5-47839**
> **Filed January 16, 2007 by Express Scripts, Inc.**

Gentlemen:

We have reviewed your filings, and have the following comments.   The scope of our review has been limited to tender offer and other non-accounting issues. Where indicated, we think you should revise your documents in response to these comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Please be advised that we may also have additional comments after reviewing your responses. Please feel welcome to contact us at the telephone number listed at the end of this letter.

Form S-4

Early Commencement

1. Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that Express Scripts will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

<u>Cover Page of Prospectus</u>

2. We note your legend states "[t]he information in this prospectus is not complete
    and may be changed." We also recognize that a preliminary prospectus used to
    commence an exchange offer early under Rule 162 must include the "red herring"
    legend required by Item 501(b)(10) of Regulation S-K. The sample legend
    provided in Item 501(b)(10)(iv) that indicates information in the prospectus is
    "not complete and may be changed," however, should be appropriately tailored to
    explain that the instant prospectus may simply be amended. The legend should
    not state that the prospectus is not complete or is otherwise subject to completion.
    The preliminary prospectus disseminated to security holders must contain all
    required information, including pricing information, in order to effectively
    "commence" the exchange offer. Information may not be omitted under Rules
    430 or 430A. Please see Telephone Interpretation Manual Supplement dated July
    2001, Section I.E.2, for an example of a legend that may be used when an
    exchange offer is commenced early under Rule 162.

<u>Selected Historical Consolidated Financial Data for Express Scripts, page 8</u>

3. Consolidated financial data does not serve to fully substitute for summarized
    financial data. Revise to include complete summarized financial information
    required by Item 1010(c) of Regulation M-A. Because the financial information
    required by Item 1010(a) and (b) has been incorporated by reference into
    Schedule TO, all of the summarized financial information required by Item
    1010(c) must be disclosed in the disclosure document furnished to security
    holders. See Instruction 6 to Item 10 of Schedule TO. In addition, refer to
    telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of
    Publicly Available Telephone Interpretations" that is available on the
    Commission's website at http://www.sec.gov for additional guidance.

<u>Acceptance for Exchange…., page 37</u>

4. We note that if any tendered shares of Caremark are not accepted for exchange
    that they will be returned to tendering security holders "as promptly as practicable
    following the expiration or termination of the offer." Please revise as the
    disclosure does not comport with the Rule 14e-1(c) requirement to promptly
    return the tendered securities.

Material Federal Income Tax Consequences, page 42

5. Revise to state the circumstances under which Express Scripts' counsel may refuse or be unable to deliver a legal opinion that the offer and second-step merger will qualify as a Section 368(a) reorganization. Disclose, if true, that the tax treatment of the Caremark security holders may be changed to their detriment and to the advantage of Express Scripts depending upon whether or not Express Scripts' counsel renders such opinion.

6. Please provide us with a brief legal analysis addressing whether or not a tax opinion is going to be provided for the instant tender offer transaction.

7. Please revise to reflect that a discussion of the material tax consequences of the transaction has been provided. In this regard, please remove your disclaimer that the discussion is "intended only as a summary and does not purport to be a complete analysis of all potential federal income tax consequences."

[Balance of page intentionally left blank]

Conditions of the Offer, page 50

8. Advise us, with a view toward revised disclosure, why Express Scripts decided it was necessary to include a financing condition given the "commitments" that have already been received from Credit Suisse et al.

9. Advise us, with a view toward revised disclosure, whether Express Scripts' receipt of proceeds pursuant to these commitments will be interpreted as a material change to the tender offer. To the extent that the receipt of funds will not be interpreted as a material change, please provide us with a brief legal analysis in support of Express Scripts' position. Any analysis provided should specifically address whether or not the receipt of funds will result in a waiver of the financing condition. In addition, any analysis should address whether or not the receipt of funds, in and of itself, will constitute a material changed that will require at least five business days remain in the offer as required by Rule 14d-4(d)(2)(i).

10. The disclosure indicates that once a condition is triggered, a failure by Express Scripts to exercise its right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Please revise your disclosure to remove the implication that Express Scripts reserves the right to conduct an illusory offer.

11. The closing paragraph states Express Scripts believes that the conditions are "deemed an ongoing right" which may be asserted at any time from time to know. We believe that defining the conditions as "an ongoing right" that Express Scripts may assert at any time suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

Forward-Looking Statements, page 90

12. We note the reference to the safe harbor protections of the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the referenced federal securities laws do not apply, by their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please include disclosure in the Form S-4 stating that the safe harbor protections do not extend to any of the forward-looking statements made in connection with this offer. See also telephone interpretation I.M.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Schedule TO

13. Advise us, with a view toward disclosure, how Express Scripts complied with Item 3(c) of Schedule TO.

14. The disclosure provided in response to Item 5 of Schedule TO appears to discuss only stock transactions. Please confirm for us that disclosure is not required concerning any transactions that may have occurred in other classes of securities.

15. Advise us, with a view toward revised disclosure, how Express Scripts complied with Item 7 of Schedule TO and corresponding Item 1007(b) of Regulation M-A. It appears that Express Scripts needs to revise its disclosure to itemize the material conditions to which the financing remains subject. In addition, the terms of the credit arrangement also should address the satisfaction of any "no default" clause. The presence or absence of alternative financing arrangements should be disclosed in the document disseminated to security holders, as should disclosure concerning any future agreement to which the financing is subject.

16. Please provide us with a brief legal analysis explaining whether or not the fee letter needs to be filed as an exhibit to Schedule TO given that financing appears contingent upon Express Scripts' satisfaction of the terms in that letter.

General

17. Revise to update the prospectus. For example, the disclosure with respect to the request for the security holder list under Rule 14d-5 needs to be modified. In addition, Express Scripts' statements concerning the superiority of their offer premium and proposal need to be modified to reflect current valuations.

Closing Comments

As appropriate, please amend the registration statement and/or Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.

You may contact me on any questions regarding the comments at 202.551.3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers
and Acquisitions